SD 3-16-04

04001708

UP 3-4-04

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65661

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
T.S. Phillips Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3555 NW 58th , Suite 600
(No. and Street)

Oklahoma City, Oklahoma 73112
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thompson S. Phillips Jr. 405-943-9433
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James Dee Johnson & Company, Certified Public Accountants PC
(Name – *if individual, state last, first, middle name*)

3608 NW 58th Street, Ste 100 Oklahoma City, Oklahoma 73112
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 27 2004 WASH. D.C. 183

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 24 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DS 3/22

OATH OR AFFIRMATION

I, Thompson S. Phillips Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of T.S. Phillips Investments, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

RITA OLIVER
Oklahoma County
Notary Public in and for
State of Oklahoma
My commission expires July 23, 2005.

Rita Oliver
2-25-04

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

JAMES DEE
JOHNSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS P.C.

INDEPENPENT AUDITORS' REPORT

Board of Directors

We have audited the accompanying statement of financial condition of T.S. Phillips Investments, Inc. as of December 31, 2003 and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of T.S. Phillips Investments, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

James Dee Johnson & Company

Oklahoma City, Oklahoma
February 23, 2004

3608 NW 58th St., Ste 100 • Oklahoma City, OK 73112 • Office (405) 943-1272 • FAX 943-1315

H.C. Phillips Investments, Inc.
Statement of Financial Condition
As of December 31, 2003

Assets

Cash in Bank and Brokerage	$	251,848
Deposits with clearing organizations and others (cash)		101,595
Prepaid Insurance		33,434
Receivable from broker-dealers and clearing organizations		188,654
Furniture and equipment at cost, less accumulated depreciation of $591		7,078
TOTAL ASSETS	$	582,609

Liabilities and Stockholder's Equity

Securities sold, not yet purchased, at market value	$	13,773
Accounts payable, accrued expenses and other liabilities		420,387
Stockholder's Equity		
Common stock, $.10 par value, authorized 100,000 shares, 10,000 shares issued.		1,000
Additional paid in capital		165,000
Retained earnings		(17,551)
Total Stockholder's Equity		148,449
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	582,609

The accompanying notes are an integral part of this financial statement.

T.S. Phillips Investments, Inc.
Statement of Operations
For the Year Ended December 31, 2003

Revenue	
Commissions	$ 1,621,507
Advisory fees	6,100
Interest and dividend income	721
Miscellaneous income	82,619
TOTAL INCOME	1,710,947
EXPENSES	
Employee compensation, commissions and benefits	1,315,017
Brokerage and clearing fees	250,371
Facility rents	28,875
Office expense	118,735
Interest expense	572
Depreciation	686
TOTAL OPERATING EXPENSES	1,714,256
NET INCOME(LOSS)	$ (3,309)

The accompanying notes are an integral part of this financial statement.

T.S. Phillips Investments, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2003

	Common Stock		Additional Paid In Capital	Retained Earnings
	Shares Outstanding	Amount		
Balance December 31, 2002	10,000	$ 1,000	$ 134,000	$ (14,242)
Contributions of capital			31,000	
Current Net loss				(3,309)
Balance December 31, 2003	10,000	$ 1,000	$ 165,000	$ (17,551)

The accompanying notes are an integral part of this financial statement.

T.S. Phillips Investments, Inc.
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended December 31, 2003

Balance December 31, 2002	$ -
Additions	-
Retirements	-
Balance December 31, 2003	$ -

The accompanying notes are an integral part of this financial Statement.

T.S. Phillips Investments, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	(3,309)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:		
Depreciation and Amortization		686
Decrease (Increase) in Operating Assets:		
Deposits with clearing organizations		(101,596)
Accounts receivable		(188,598)
Other		(33,434)
Increase (Decrease) in Operating Liabilities:		
Accounts Payable		427,548
Total Adjustments		104,606
Net Cash Provided Bv (Used in) Operating Activities		101,297
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital Expenditures		(7,042)
Net Cash Provided By (Used In) Investing Activities		(7,042)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds From Capital Contributions		31,000
Net Cash Provided By (Used In) Financing Activities		31,000
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		125,255
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		126,593
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	251,848

The accompanying notes are an integral part of this financial statement.

Notes to Financial Statements
December 31, 2003

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) under SEC Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. In accordance with the provisions of this rule, the Company executes all of its customers' transactions on a fully-disclosed basis, through an unaffiliated clearing broker-dealer which carries the accounts and securities of the company's customers.

2. Significant Accounting Policies

Basis of Presentation
The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions and agency transactions.

Securities Transactions
Profit and loss arising from all securities transactions entered into for the account and risk of the Company are determined using the specific identification method and are recorded on a settlement date basis.

Customer's securities transactions are reported on a settlement date basis with related commission income and expenses reported on a settlement date basis. The amounts recorded for commission and income and expense for customers' securities transactions approximate the amounts that would be recorded on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Income Taxes
The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. At December 31, 2003 no deferred taxes had been recognized.

Depreciation
Depreciation is provided on an accelerated method of depreciation basis using estimated useful lives of three to seven years.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates

2. **Pension and Other Postretirement Benefit Plans**
The Company has a contributory defined-contribution retirement plan covering substantially all of its employees. The benefits are based on each employee's compensation and amounts the employee elects to contribute to the plan. The company matches the employee's contribution up to 3% of the employee's compensation. The employee is fully vested in the employer's contribution.

The Company does not provide health and life insurance benefits to retired employees.

3. ***Financial Instruments***
Accounting Policies
The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Financial Instruments With Off-Balance-Sheet Risk
In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2003, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2003.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The majority of the Company's transactions with off-balance-sheet risk are short-term in duration.

4. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The company has a relationship with a multi-branch regional bank that allows it to have branches in their banking facilities. A portion of its securities business is conducted through these branches. If the relationship is terminated the Company may be exposed to risk.

5. Commitments and Contingent Liabilities

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Aggregate future annual rentals for office space and equipment for the years ending December 31, are approximately as listed below:

2004	$ 78,447
2005	78,919
2006	33,162

Certain leases contain renewal options and escalation clauses. Rent expense for 2003 aggregated $40,000

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $103,246, which was $53,246 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital ratio was 4 to 1.

The Company is exempt from the Securities and Exchange Commission Customer Protection Rules (SEC Rule 15c3-3), which relate to reserves and custody of securities, under section (k)(2)(ii) of this rule.

7. Related Party Transactions

The company has business relationships with companies with common shareholders. The company assumed from these entities certain noncancelable lease agreements on equipment and its office space. During the year the company received $18,000 from these entities reimbursement for office rent and wages and $33,000 in revenue. The company paid $32,000 in commissions and $12,500 for office services to the related entities.

At the end of the year the company had commission's payable of $12,500 and had receivables of $850 from related companies.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
as of
December 31, 2003

T.S. Phillips Investments, Inc.
Schedule 1
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2003

Computation of Net Capital

Total ownership equity qualified for net Capital		$ 148,449
Deductions and/or charges		
Non-allowable assets		
Accounts receivable	$ 4,009	
Prepaid Insurance	33,434	
Furniture and equipment	7,078	44,521
Net capital before haircuts on securities positions		103,928
Haircuts on securities (computed, where applicable pursuant to Rule 15c3-1(f):		
Exempted Securities	$ 344	
Money market	338	682
Net capital		$ 103,246

Aggregate Indebtedness

Items included in statement of condition	
Accounts payable	$ 420,387
Total Aggregate indebtedness	$ 420,387

Computation of Basic Net Capital Requirement	
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 28,026
Minimum Dollar Net capital requirement of reporting broker or dealer	$ 50,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 50,000
Net capital in excess of minimum required	$ 53,246
Excess net capital at 1000%	$ 61,207
Ratio: Aggregate indebtedness to net capital	4.07

Reconcilation with Company's Computation

There were no material differences in the computation of net capital under rule 15c3-1 from the Company's computation.

Schedule II

T.S. Phillips Investments, Inc.
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2003

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Correspondent Services Corporation

Independent Auditors Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2003

JAMES DEE
JOHNSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS P.C.

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
T.S. Phillips Investments, Inc.

In planning and performing our audit of the financial statements of T.S. Phillips, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and
2. Comparisons, and the recordation of differences required by rule 1 7a- 13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 1 7a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to

3608 NW 58th St., Ste 100 • Oklahoma City, OK 73112 • Office (405) 943-1272 • FAX 943-1315

above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

James D. Johnson & Company

Oklahoma City, Oklahoma
February 23, 2004